
July 16, 2015

<u>Via E-mail</u>
Mr. Bradley S. Forsyth
Chief Financial Officer
Willis Lease Finance Corporation
773 San Marin Drive, Suite 2215
Novato, CA. 94998

> **Re: Willis Lease Finance Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 16, 2015**
> **File No. 1-15369**

Dear Mr. Forsyth:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the period ended December 31, 2014</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Critical Accounting Policies and Estimates, page 27</u>
<u>Asset Valuation, page 28</u>

1.   Your critical accounting policy for asset valuations simply reiterates your accounting policy included in the notes to your financial statements. In light of the fact that your equipment held for operating lease represents almost 85% of your total assets as of December 31, 2014, please expand your disclosure related to this critical accounting policy to include the following:

- A discussion of how you group assets for purposes of considering whether an impairment exists. Ensure you address whether you separately evaluate your equipment held for operating lease that are off-lease. Refer to ASC 360-10-35-23 through 25;

- Address how you determine when these assets should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances;

- Identify the types of assumptions underlying the most significant and subjective estimates; and

- Identify any known trends or events or uncertainties that are reasonably likely to occur that may materially affect the methodology or the assumptions described.

Refer to SEC Releases 33-8098 and 33-8350.

Lease rent revenue, page 29

2.   We note that your on-lease percentages as of December 31, 2014 and 2013 as well as your average utilization rates for the year ended December 31, 2014 and 2013 have decreased. We further note that this negative trend continues as of and for the three months ended March 31, 2015. In light of the fact that portfolio utilization is a significant driver of your lease rent revenue, please provide detailed insight into factors that cause changes in your utilization rates.

Note 1 – Organization & Summary of Significant Accounting Policies, page 52

(b) Principals of Consolidation, page 52

3.   Your consolidated financial statements include the accounts of various legal entities. Please tell us and expand your disclosures to identify the consolidation accounting policies that are being followed. Clarify whether any of the entities that are consolidated are considered variable interest entities under ASC 810-10-15-14. If so, please provide the disclosures required by ASC 810-10-50-2AA and tell us how you considered the presentation guidance under ASC 810-10-45-25.

(d) Equipment Held for Operating Lease, page 53

4.   You indicate on pages 28 that it is your policy to review estimates regularly to accurately expense the cost of equipment over the useful life of the engine. Furthermore, on July 1, 2013 and again on July 1, 2014, you adjusted the depreciation for certain older engine types within the portfolio. We have the following comments regarding these adjustments:

- Please clarify the nature of this adjustment. In this regard, your accounting policy indicates that you generally depreciate engines on a straight-line basis over a 15 year period from the acquisition date to a 55% residual value. This appears to be the same policy that was in effect in prior years. Please advise. Also, please revise to provide the disclosures required by ASC 250-10-50-4 here; and

- Your disclosure indicates that the 15 year period reflects your typical holding period. However, your policy to regularly review your estimates refers to the useful life of the engines. Please clarify if the 15 year holding period is deemed to be the useful life of your engines. If so, please revise to refer consistently throughout your filing.

<u>Note 7 – Notes Payable, page 62</u>

5.   In light of the restrictions associated with WEST II and WOLF, please provide all the disclosures required by Rule 4-08(e) of Regulation S-X or tell us why such disclosure is not required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, Jeanne Baker, at (202) 551-3691, or me at (202) 551-3768, if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at (202) 551-3754, or in her absence, Craig E. Slivka, at (202) 551-3729, with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief